EMI

RECEIVED

2006 OCT -5 A 11:45

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

28th September, 2006.

Attn: Filing Desk - Stop 1-4

06017347

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 26th September 2006, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 27th September 2006, confirming that Legal & General Group plc and/or its subsidiaries has decreased its holding in EMI Group plc Ordinary Shares of 14p each and, as at 27th September 2006, held 37,289,678 shares, being 4.68% of the shares in issue;

(b) an announcement, dated 28th September 2006, confirming that, in connection with the Company's Scrip Dividend Scheme, an application has been made to The UK Listing Authority for 2,908,066 EMI Group plc Ordinary Shares of 14p each to be admitted to the Official List, with dealings in such shares expected to commence on 2nd October 2006; and,

(c) a News Release, dated 28th September 2006, announcing that EMI Music North America has entered into an agreement with Argent Ventures, the New York-based commercial property owner and developer, to sell the Capitol Records Tower and adjacent properties to Argent for $50m. As part of the agreement, EMI has entered into a long-term lease with Argent, which will enable the Capitol Records label and Capitol Studios to continue their operations at their facilities for many years to come.

PROCESSED

OCT 18 2006

THOMSON
FINANCIAL

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Encs.

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/80

Company Announcements Office,
London Stock Exchange.

27th September, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Legal & General Investment Management Ltd, in a letter dated and received by fax on 27th September 2006, that Legal & General Group plc and/or its subsidiaries have decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 27th September 2006, held 37,289,678 shares, being 4.68% of the shares in issue.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/81

Company Announcements Office,
London Stock Exchange.

28th September, 2006.

EMI GROUP PLC
Additional Listing

Application has been made to The UK Listing Authority and the London Stock Exchange for 2,908,066 Ordinary Shares of 14p each in regard to the final dividend for 2006. The shares will trade on the London Stock Exchange and be admitted to the Official List. The shares shall rank equally with the existing issued shares of the Company. Dealings are expected to commence on 2nd October 2006.

Ref: 82-373

News Release

FOR IMMEDIATE RELEASE

ER 06/82

EMI ENTERS INTO SALE AND LEASEBACK ARRANGEMENT WITH ARGENT VENTURES FOR CAPITOL TOWER IN LOS ANGELES

Argent To Purchase Tower And Adjacent Properties In $50 Million All-Cash Deal

Capitol Records and Capitol Studios To Continue Operations in This Historic Hollywood Location

28 September 2006, London and Los Angeles – EMI Music North America has entered into an agreement with Argent Ventures, the New York-based commercial property owner and developer, to sell the Capitol Records Tower and adjacent properties to Argent for $50 million. As part of the agreement, EMI has entered into a long term lease with Argent, which will enable the Capitol Records label and Capitol Studios to continue their operations at these facilities for many years to come.

The sale of these facilities is consistent with EMI's strategy to divest of non-core real estate assets, and in some cases, enter into leaseback arrangements, as the company recently did earlier this year with two facilities in Japan.

Argent's acquisition includes the Capitol Tower -- the famous cylindrical building designed to resemble a stack of records, topped with a stylus needle which blinks out "Hollywood" in Morse code. Since opening its doors in 1956, the building has become a fixture in the Hollywood landscape, and home to the legendary Capitol Records label and the Capitol Studios, where artists such as label founder Johnny Mercer, Nat King Cole, Frank Sinatra and The Beach Boys recorded. Argent is also acquiring the adjacent Gogerty building and a parking lot on Argyle Avenue.

EMI will retain the trademark and rights to the imagery of the Capitol Tower.

"We are grateful for EMI's continuing commitment to a community of which we are now a part," said Michael Gargano, Managing Director at Argent Ventures. "Being able to become a stakeholder in Hollywood through the acquisition of such an iconic building, while preserving the operational presence of a landmark company is exactly how we had hoped to approach the Los Angeles market."

"We are pleased to enter into this sale and leaseback with Argent, a company whose track record includes some prestigious and high profile properties in New York and Miami," said David Munns, Chairman and CEO of EMI Music North America. "This is part of the restructuring effort we announced in April, and will help to ensure our organisation remains flexible, with a focus on investment in the key areas of A&R, marketing and the development of our digital business. We are happy to carry on the heritage and tradition of making and marketing great music in this historic building."

Enquiries

EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Jeanne Meyer	Corporate Communications	+1 212 786 8850
Susie Bell	Investor Relations	+44 20 7795 7971
Sonia Shah	Investor Relations	+44 20 7795 7625